GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

RECEIVED
2006 MAR -6 P 4:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 3, 2006

Office of International Corporate Finance
Securities and Exchange Commission

06011408

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of February, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation Announces Termination of the Joint Venture Agreement with Apex Silver Mines Ltd. on the Malku Khota Silver Property	February 17, 2006

2. Material Documents

(a)	Material Change Report - Section 67(1)(b) of the Securities Act (British Columbia) - Section 118(1)(b) of the Securities Act (Alberta) - Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan) - Section 75(2) of the Securities Act (Ontario) - Section 81(2) of the Securities Act (Nova Scotia) - Section 76(2) of the Securities Act (Newfoundland)	February 17, 2006

3. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1
(b) All material documents referred to under Item 2

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-04

General Minerals Corporation Announces Termination of the Joint Venture Agreement with Apex Silver Mines Ltd. on the Malku Khota Silver Property

February 17, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") announced the termination of its agreement with Apex Silver Mines Ltd. ("Apex") and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX") on the Malku Khota silver-gold property located in west central Bolivia. After completing an initial drill program and resampling an existing tunnel SILEX has elected to not proceed with the project.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, and one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has three properties that are under option to major mining companies. Initial drilling programs have been completed on two of these properties and results are pending. The Company continues to maintain three joint venture agreements on the following properties:

Monitor copper-silver prospect (USA) with Teck Cominco Ltd. Drilling began in November, 2005 and was recently completed. Results are currently pending.

Dragoon copper-molybdenum prospect (USA) with BHP Billiton. Drilling was recently completed on the property and results are pending.

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; (Drilling permit application in progress with Chilean authorities).

The Company is actively seeking new joint ventures on other properties within its portfolio of sixteen properties.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

MATERIAL CHANGE REPORT

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1. **Reporting Issuer**

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. **Date of Material Change**

February 17, 2006

Item 3. **Press Release**

A press release was issued on February 17, 2006 and filed with the Toronto Stock Exchange.

Item 4. **Summary of Material Change**

General Minerals Corporation ("**GMC**") announced the termination of its agreement with Apex Silver Mines Ltd. ("**Apex**") and its wholly owned subsidiary SILEX Bolivia S.A. ("**SILEX**") on the Malku Khota silver-gold property located in west central Bolivia.

Item 5. **Full Description of Material Change**

GMC announced the termination of its agreement with Apex and SILEX on the Malku Khota silver-gold property located in west central Bolivia. After completing an initial drill program and resampling an existing tunnel, SILEX has elected to not proceed with the project.

Item 6. **Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted in respect of the material change.

Item 8. **Senior Officers**

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Denver, Colorado this 20th day of February, 2006.

GENERAL MINERALS CORPORATION

Per: "//Ralph G. Fitch//"
Ralph G. Fitch
Chairman, President and Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-04

General Minerals Corporation Announces Termination of the Joint Venture Agreement with Apex Silver Mines Ltd. on the Malku Khota Silver Property

February 17, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") announced the termination of its agreement with Apex Silver Mines Ltd. ("Apex") and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX") on the Malku Khota silver-gold property located in west central Bolivia. After completing an initial drill program and resampling an existing tunnel SILEX has elected to not proceed with the project.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, and one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has three properties that are under option to major mining companies. Initial drilling programs have been completed on two of these properties and results are pending. The Company continues to maintain three joint venture agreements on the following properties:

Monitor copper-silver prospect (USA) with Teck Cominco Ltd. Drilling began in November, 2005 and was recently completed. Results are currently pending.

Dragoon copper-molybdenum prospect (USA) with BHP Billiton. Drilling was recently completed on the property and results are pending.

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; (Drilling permit application in progress with Chilean authorities).

The Company is actively seeking new joint ventures on other properties within its portfolio of sixteen properties.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com